United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
Savings and Investment Plan of E. I. du Pont de Nemours and Company
(Full title of Plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan of E. I. du Pont de Nemours and Company

Dated: June 27, 2008

/S/ Robert Slone Robert Slone
Director of Global Rewards,
Policy & Strategy and US Delivery

Savings and Investment Plan
of E. I. du Pont de Nemours and Company
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Savings and Investment Plan of E. I. du Pont de Nemours and Company
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 27, 2008

Savings and Investment Plan of
E. I. du Pont de Nemours and Company
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments at fair value:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$5,703,598,332	$5,711,858,709
Company stock funds	796,237,195	966,748,960
Mutual funds	2,314,926,065	2,242,500,389
Common/collective trust funds	728,263,244	757,754,881
Participant loans	98,689,350	101,065,482

	9,641,714,186	9,779,928,421

Receivables:
Accrued interest	660,131	495,396
Participants’ contributions	11,345,641	11,220,141
Employer’s contributions	4,412,094	4,377,847

Total Receivables	16,417,866	16,093,384

Cash	3,520,592	9,500,062

Total assets	9,661,652,644	9,805,521,867

Liabilities:
Accounts payable	105,900	102,000

Net assets available for benefits, at fair value	9,661,546,744	9,805,419,867

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(98,118,719)	(49,961,920)

Net assets available for benefits	$9,563,428,025	$9,755,457,947

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of
E. I. du Pont de Nemours and Company
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and December 31, 2006

	2007	2006
Additions:
Investment income:
Net appreciation in fair value of investments	$7,600,972	$314,250,491
Interest	10,564,476	6,251,692
Dividends	224,171,453	245,762,012

Total investment income	242,336,901	566,264,195

Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust investment income	301,354,240	313,721,576

Contributions:
Employer’s contributions	53,345,602	52,198,749
Participants’ contributions	194,918,066	191,703,331
Rollovers/trust to trust transfers	2,663,118	4,513,285

Total contributions	250,926,786	248,415,365

Total additions	794,617,927	1,128,401,136

Deductions:
Benefits paid to participants	981,885,368	953,925,494
Distribution of dividends	1,246,964	1,438,398
Administrative expenses (net)	573,301	394,726

Total deductions	983,705,633	955,758,618

Asset transfers out	(2,942,216)	—

Net (decrease) increase	(192,029,922)	172,642,518

Net assets available for benefits:
Beginning of period	9,755,457,947	9,582,815,429

End of period	$9,563,428,025	$9,755,457,947

The accompanying notes are an integral part of these financial statements.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General
The Plan is a defined contribution plan which was established by the Board of Directors of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”) and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code.
The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing Plan. Any employee of the Company or employee of the Company’s subsidiaries or general partnerships, which have adopted the Plan, who was hired before January 1, 2007 is eligible to participate in the Plan. Effective, January 1, 2007, new hires are no longer eligible for this Plan but instead are eligible to participate in the Retirement Savings Plan (“RSP”), which was adopted by the Company in 2006.
Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions (“participant’s savings”). The amount deducted can be deposited into a Before-tax account, After-tax account or some combination thereof. A participant may elect the maximum savings rate of 100% of eligible compensation, as defined. The Company will contribute an amount equal to 50% of a participant’s savings during a month except that no Company contribution will be made for participant’s savings in excess of 6% of eligible monthly compensation. All of the above participant’s savings and elections are subject to regulatory and Plan limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, 4 common/collective trust funds, 1 company stock fund, a stable value fund and 3 asset allocation funds as investment options for participants. Company’s contributions are fully and immediately vested.
The Plan contains an Employee Stock Ownership Plan (“ESOP”) feature. Participants have the ability to elect to have dividends from the DuPont Company Stock Fund paid out to them in cash instead of being reinvested in their Plan account. For the years ended December 31, 2007 and December 31, 2006, $1,246,964 and $1,438,398 in dividends were paid to participants in cash, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
Payment of Benefits
Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or Company contributions made to the account during the last two years. A participant who terminates from active service may elect to make an account withdrawal at any time. On termination of service due to retirement, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in March of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.
Participant Loans
Participants may borrow up to one-half of their non-forfeitable account balances subject to a $1,000 minimum and required regulatory loan maximum limitations. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in installments of principal and interest by deduction from pay or pension checks or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty. At December 31, 2007, loan interest rates ranged from 4.00 percent to 10.74 percent.
Forfeited Accounts
At December 31, 2007 and 2006 forfeited non-vested accounts totaled $10,650 and $8,208, respectively. These accounts will be used to reduce future employer contributions or to pay administrative expenses. For the years ended December 31, 2007 and December 31, 2006, employer contributions were reduced by $14,420 and $39,642 from forfeited non-vested accounts, respectively.
Administration
The designated trustee of the Plan is Merrill Lynch Trust Company of America (“Merrill Lynch”). The administration of the Plan is vested in the Company, which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan’s investment options.
To address the issue of market timing, the Company has implemented certain controls on trading activity for certain funds. At the current time, the funds listed below have a holding period requirement:
•	Blackrock Global Growth Fund (Class I Shares)

•	Blackrock International Value Fund (Class I Shares)

•	Merrill Lynch International Index Trust

•	Templeton Foreign Fund (Class A Shares)

•	Templeton Growth Fund (Class A Shares)
Plan participants who purchase an interest (“invest”) in any of these funds must hold that interest for at least 15 trading days. Plan participants who sell an interest in any of these funds (e.g., transfer assets to another fund) may not purchase any additional interest in that same fund for 15 trading days.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
In addition, the Fidelity Low-Priced Stock Fund and the ConocoPhillips Stock Fund are both closed to new investments by Plan participants. Plan participants may not invest additional contributions or request a fund transfer into these funds. However, they may transfer out of these funds at any time.
These changes have been communicated to all Plan participants. DuPont will continue to monitor the situation and will make changes to the investment restrictions as appropriate.
Reasonable expenses of administering the Plan, including, but not limited to, recordkeeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by the Plan. Expenses paid by the Plan for the years ended December 31, 2007 and December 31, 2006 were $573,301 and $394,726, respectively, net of fee reimbursements. Certain mutual fund companies reimburse the Plan for some of the expenses associated with administering the Plan. For the years ended December 31, 2007 and December 31, 2006, the total fee reimbursements to the Plan were $1,571,964 and $2,123,015, respectively. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in the Master trust investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the fully benefit-responsive investment contracts held by the master trust with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end. Assets held in common collective trusts (“CCT’s”) are valued at net unit value as determined by the trustee at year-end. The Company stock funds are valued at year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
For purposes of the Statement of Net Assets Available for Benefits, the Plan’s interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“master trust”) related to fully benefit-responsive investment contracts are stated at fair value with an adjustment back to contract value. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the guaranteed investment contracts (“GIC’s”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GIC’s is determined using the market price of the underlying securities and the value of the investment contract (“wrapper”).
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrued basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Accounting Standards Issued Not Yet Adopted
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” (SFAS 157) which addresses how companies should measure fair value when required for recognition or disclosure purposes under GAAP. The standard’s provisions will be applied to existing accounting measurements and related disclosures that are based on fair value. SFAS 157 does not require any new fair value measurements. The standard applies a common definition of fair value to be used throughout GAAP, with emphasis on fair value as a “market-based” measurement versus an entity-specific measurement and establishes a hierarchy of fair value measurement methods. The disclosure requirements are expanded to include the extent to which companies use fair value measurements, the methods and assumptions used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The new standard’s provisions applicable to the Plan will be applied to the Plan’s financial statements prospectively for the period beginning January 1, 2008. The Plan administrator expects that the adoption of SFAS 157 will not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.
NOTE 3 — INTEREST IN MASTER TRUST
The Company and certain affiliates (“employers”) have entered into a Master Trust Agreement with Merrill Lynch (“Trustee”) to establish the DuPont and Related Companies Defined Contribution Plan Master Trust to allow participants from affiliated plans to invest in a Stable Value Fund and three different Asset Allocation Funds: the Conservative, Moderate, and Aggressive Asset Allocation Funds. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the Plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was 99.61% and 99.71% as of December 31, 2007 and 2006, respectively.
The Stable Value Fund is invested in a money market fund, traditional GIC’s, separate account GIC’s, and synthetic GIC’s, which are backed by fixed income assets. The crediting interest rates on investment contracts ranged from 4.40% to 6.19% for the year ended December 31, 2007 and from 4.40% to 6.52% for the year ended December 31, 2006. The weighted average credited interest rate of return of the Stable Value Fund based on the interest rate credited to participants was 5.49% for the year ended December 31, 2007 and 5.61% for the year ended December 31, 2006. The weighted average yield of the Stable Value Fund based on the actual earnings of underlying assets in the Stable Value Fund was 5.04% for the year ended December 31, 2007 and 5.55% for the year ended December 31, 2006.
For traditional GIC’s the insurer maintains the assets in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Separate and synthetic GIC’s, backed by underlying assets, provide for a guaranteed return on principal and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.
The contract or crediting rates for certain stable value investment contracts are reset six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Based on certain events specified in fully benefit-responsive investment contracts (i.e., GICs, separate account GICs and synthetic GICs), both the Plan/Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
Examples of termination events that permit issuers to terminate investment contracts include the following:
1.	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

2.	The Trust ceases to be exempt from federal income taxation under Section 501(a) of the Code.

3.	The Plan/Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

4.	The Plan/Trust or its representative makes a material misrepresentation.

5.	The Plan/Trust makes a material amendment to the Plan/Trust and/or the amendment adversely impacts the issuer.

6.	The Plan/Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

7.	The balance of the contract value is zero or immaterial.

8.	Mutual consent

9.	The termination event is not cured within a reasonable time period, e.g., 30 days.
For synthetic GICs, additional termination events include the following:
1.	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

2.	The underlying securities are managed in a way that does not comply with the investment guidelines.
At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs and maturing separate account GICs.
For synthetic GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic GIC that terminates the contract with another synthetic GIC issuer. Both options help maintain the stable contract value.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
The following table presents the values of investments of the Master Trust:

	December 31,
	2007	2006
Investment contracts, at fair value	$5,006,302,387	$5,495,428,591
Mutual Funds	646,569,704	166,975,620
Common/collective trust funds	73,909,014	65,916,857

Total assets, at fair value	$5,726,781,105	$5,728,321,068
Adjustment from fair value to contract value for interest in Master trust relating to fully benefit-responsive investment contracts	(98,948,275)	(50,107,231)

Total assets, at contract value	$5,627,832,830	$5,678,213,837

Investments (at contract value) of the Master Trust that represent 5 percent or more of the assets of the Master Trust were as follows:

	December 31,
	2007	2006
Investment contracts
Monumental Life Insurance Co (MDA 00665TR-B)	$604,419,150	$686,028,585
ING Life Insurance & Annuity Co. (14522-440-01)	604,419,150	686,028,585
AIG Life Insurance Company (583407)	604,419,150	686,028,585
JPMorgan Chase Bank (DuPontTP02)	604,419,150	686,028,585
State Street Bank & Trust (102001)	604,419,150	686,028,585
Mutual Funds
ML Premier Institutional Fund	646,569,704	166,975,620	*

*	Investment represents less than 5 percent of the assets of the Master Trust as of December 31, 2006
For the years ended December 31, 2007 and December 31, 2006 the Master Trust’s total investment income was as follows:

	December 31,
	2007	2006
Interest on Investment contracts	$296,749,774	$302,728,038
Net appreciation in fair value of Common/collective trust funds	5,560,259	11,832,325

Total	$302,310,033	$314,560,363

At December 31, 2007, the total assets of the Master Trust of $5,627,832,830 included participant investments in the Stable Value Fund of $5,488,871,166 and $138,961,665 in the Conservative, Moderate, and Aggressive Allocation Funds. At December 31, 2006, the total Master Trust value of $5,678,213,837 included participant investments in the Stable Value Fund of $5,560,577,973 and $117,635,864 in the Conservative, Moderate, and Aggressive Allocation Funds.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
NOTE 4 — INVESTMENTS
Investments that represent 5% or more of the net assets available for benefits (at contract value) as of December 31, 2007 and 2006 were as follows:

	December 31,
	2007	2006
Master Trust	$5,605,479,613	$5,661,896,789
DuPont Company Stock Fund	710,559,870	889,174,290
For the years ended December 31, 2007 and December 31, 2006, the Plan’s investments appreciated (depreciated) in value (including gains and losses on investments bought and sold as well as held during the year) as follows:

	December 31,
	2007	2006
Company stock funds	$(53,038,657)	$132,889,964
Mutual funds	21,358,924	79,092,698
Common/collective trust funds	39,280,705	102,267,829

Net appreciation (depreciation) in fair value of investments	$7,600,972	$314,250,491

NOTE 5 — ASSET TRANSFER
Asset transfers out of the Plan for the year ended December 31, 2007 of $2,942,216 represents participant investment account balances attributable to employees transferred to the Pioneer Hi-Bred International, Inc. Savings Plan, a plan of a Company’s affiliate.
NOTE 6 — CONOCOPHILLIPS STOCK FUND
On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the Company Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2003, the Conoco Stock Fund became the ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $85,677,325 and $77,574,670 at December 31, 2007 and 2006, respectively.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
NOTE 7 — TAX STATUS
The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “Code”) and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service has been received by the Plan dated October 9, 2003 covering the Plan and amendments through December 2, 2002. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable requirements of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.
NOTE 8 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. At December 31, 2007 the Plan held 16,116,123.147 shares of DuPont common stock valued at $710,559,870. At December 31, 2006 the Plan held 18,254,450.633 shares of DuPont common stock valued at $889,174,290. The Plan purchased $108,606,745 and $101,249,245 of stock during the years ended December 31, 2007 and December 31, 2006, respectively. The Plan sold $217,992,725 and $241,695,009 of stock during the years ended December 31, 2007 and December 31, 2006, respectively.
Also, the Master Trust Stable Value Fund assets are managed by DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GIC’s allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was $2,198,464 and $1,943,720 for the years ended December 31, 2007 and December 31, 2006, respectively. Transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.
NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$9,563,428,025	$9,755,457,947
Amounts allocated to withdrawing participants at December 31	—	(3,161,668)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	98,118,719	49,961,920

Net assets available for benefits per the Form 5500	$9,661,546,744	$9,802,258,199

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
The following is a reconciliation of Master Trust gain per the financial statements for the year ended December 31, 2007 to the Form 5500:

December 31,
2007
Net appreciation in value of Master Trust included in the financial statements	$301,354,240
2007 adjustment from contract value to fair value for fully benefit-responsive investment contracts	98,118,719
2006 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(49,961,920)

Net appreciation in value of Master Trust per the Form 5500	$349,511,039

December 31,
2007
Benefits paid to participants per the financial statements	$981,885,368
Amounts allocated to withdrawing participants at December 31, 2007	—
Amounts allocated to withdrawing participants at December 31	(3,161,668)

Benefits paid to participants per the Form 5500	$978,723,700

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.
NOTE 10 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 11 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Savings and Investment Plan of
E.I. du Pont de Nemours and Company
Notes to Financial Statements
NOTE 12 — SUBSEQUENT EVENTS
Effective January 1, 2008, the Company made several changes to the Plan which applied to all eligible employees. Accordingly, all employees who are eligible to participate in the Plan will receive a monthly Company retirement savings contribution equal to 3% of eligible compensation. Also, the Company matching contributions were increased to 100% on the first 6% of eligible compensation. In addition, effective January 28, 2008 all the assets of the Master Trust were transferred from Merrill Lynch to Northern Trust Corporation, which became the trustee of a new Master Trust. Merrill Lynch remained as the trustee for the existing mutual funds and the Company Stock Funds. Other significant changes include new investment choices and modifications in the loan provisions.

Supplemental Schedule

Schedule I
Savings and Investment Plan of
E. I. du Pont de Nemours and Company
Schedule of Assets (Held at End of Year) as of December 31, 2007
Form 5500, Schedule H, Part IV, Line I

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value
	AIM Constellation Fund Institutional	Registered Investment Company	**	$23,189,081
	AIM Charter Fund Institutional Class	Registered Investment Company	**	31,025,031
	Fidelity Equity Income Fund	Registered Investment Company	**	104,767,945
	Fidelity Fund PV 1	Registered Investment Company	**	115,561,513
	Fidelity Growth & Income Fund Class A	Registered Investment Company	**	6
	Fidelity Low Priced Stock Fund	Registered Investment Company	**	229,782,624
	Fidelity Magellan Fund	Registered Investment Company	**	334,183,831
	Franklin Balance Sheet Investment Fund ADV Class	Registered Investment Company	**	196,651,860
	Franklin Growth ADV Class	Registered Investment Company	**	23,794,700
	Franklin Small-Mid Cap Growth Fund ADV Class	Registered Investment Company	**	132,058,329
	Janus Enterprise Fund	Registered Investment Company	**	118,576,473
	Janus Research Fund	Registered Investment Company	**	152,346,035
*	Blackrock Global Growth Fund Class I	Registered Investment Company	**	165,167,628
*	Blackrock Intl Value Fund Class I	Registered Investment Company	**	143,442,414
*	Blackrock Balanced Capital Fund Class I	Registered Investment Company	**	50,682,801
*	Blackrock Basic Value Fund Class I	Registered Investment Company	**	142,511,858
*	Blackrock Fundamental Growth Fund Class I	Registered Investment Company	**	25,506,841
	MFS Research Fund Class A	Registered Investment Company	**	18,242,050
	MFS Total Return Fund Class A	Registered Investment Company	**	47,886,493
	Templeton Institutional Fund	Registered Investment Company	**	133,473,116
	Templeton Growth Fund	Registered Investment Company	**	126,075,436
	Barclays 3-Way Asset Allocation Fund	Common/Collective Trust	**	110,570,024
*	Merrill Lynch Small Capital Index CT Tier 2	Common/Collective Trust	**	87,226,345
*	Merrill Lynch Equity Index TR Tier 6	Common/Collective Trust	**	446,634,454
*	Merrill Lynch International Index CT Tier 2	Common/Collective Trust	**	83,832,421
*	DuPont Company Stock Fund	Company Stock Fund	**	710,559,870
	ConocoPhillips Stock Fund	Company Stock Fund	**	85,677,325
*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”)	Master Trust	**	5,703,598,332
*	Participant Loans	4% to 10.74% — Maturing from January 2008 to December 2017	**	98,689,350

	Total Assets Held At End of Year			$9,641,714,186

*	Party in Interest

**	Cost not required for participant directed investments